UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 10-SB
                                ----------

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS
         Under Section 12(b) or (g) of the Securities Act of 1934

                             StrategiNet, Inc.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)

         Delaware                                        65-0831381
 -------------------------------             ---------------------------------
 (State or other jurisdiction of             (IRS Employer Identification No.)
 incorporation or organization)

              14466 Laurel Trail, Wellington, Florida  33414
              ----------------------------------------------
                 (Address of principal executive offices)

                           (561) 793-1235
                  -------------------------------
                  (Registrant's telephone number)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of each exchange on which registered

    NONE 					NONE

Securities registered or to be registered pursuant to Section 12(g) of the
Act:

            COMMON STOCK, $0.001 PAR VALUE PER SHARE
            ----------------------------------------
                        (Title of Class)

On October 31, 2000 the Registrant had outstanding 11,205,084 shares of Common Stock, par value $0.001 per share.

                           STRATEGINET, INC.
                           -----------------

                              FORM 10-SB
                              ----------

PART I                                                              PAGE
------                                                              ----

ITEM 1          DESCRIPTION OF BUSINESS                              3

ITEM 2          MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATION         5

ITEM 3          DESCRIPTION OF PROPERTIES                            9

ITEM 4          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL             10
                OWNERS AND MANAGEMENT

ITEM 5          DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS     12

ITEM 6          EXECUTIVE COMPENSATION                               14

ITEM 7          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS       15

ITEM 8          DESCRIPTION OF SECURITIES                            15

PART II
-------

ITEM 1          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S    16
                COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2          LEGAL PROCEEDINGS                                    18

ITEM 3          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS        18

ITEM 4          RECENT SALES OF UNREGISTERED SECURITIES              18

ITEM 5          INDEMNIFICATION OF DIRECTORS AND OFFICERS            19

PART F/S
--------
                FINANCIAL STATEMENTS                                 19

PART III
--------

ITEM I          INDEX TO EXHIBITS                                    20

ITEM 2          DESCRIPTION OF EXHIBITS                              20

SIGNATURES                                                           21

                         PART I
                         ------

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

StrategiNet, Inc.
-----------------

     We were incorporated in the State of Delaware in 1998. In January 1999, we acquired CS&T Consulting, Inc., ("CS&T") and CS&T's predecessor and they became a wholly owned subsidiary of ours. CS&T, through its predecessor, was founded in July 1996 in order to provide telecommunications consulting services to the retail industry.

     We presently provide telecommunications-related consulting services to retailers and other businesses. Subject to obtaining substantial capital, we intend to provide a complete line of telecommunication services, including shared frame relay, Very Small Aperture Terminal ("VSAT") and information technology consulting services, to clients in a variety of industries, in most cases resulting in substantial expense reductions.

     We have become aware that the most widely used means of providing data communications service to most retailers is via slow, relatively antiquated dial-up telephone lines, costly dedicated leased lines, or, in select cases, VSAT satellite services. We have developed a concept named "StrategiPort[R]." to provide advanced telecommunications services primarily to mall and strip center-based retailers. We believe that StrategiPort[R] will reduce our customers' telecommunication expenses, while, at the same time, enhancing their communications capabilities. Accordingly, we believe that our customers will enjoy economic benefits while gaining significant improvements in performance and functionality.

     StrategiPort[R] is designed to acquire high-speed, reliable networking services, at a fraction of the cost of implementing such services independently, and without the significant capital outlay involved in establishing private network services. StrategiPort[R] service will be based upon the concept of sharing frame relay services between multiple subscribers in a given location. The approach will allow us to offer Internet or intranet-like services, in a secure, private network environment. We have already entered into a four year contract with AT&T to streamline point of service, inventory and credit card authorization services at sites around the country.

     We recently signed an exclusive agreement with RETEX, a retail technology buying consortium. This agreement appoints us as the exclusive provider of shared frame relay and ATM services that RETEX recommends to its members.

     RETEX is an independent, not for profit, member controlled organization with more than 2100 retail members, including such national chains as The Gap, Barnes & Noble, Brookstone, Liz
Claiborne, Ann Taylor, Charming Shops and GNC.

     Additionally, we have entered into a strategic agreement with Wickes Application Service Provider (WASP) Geeps.com Inc. whereby we provide the GeePS Store T platform as a value added service to our clients. GeePS is a leader in the development of wireless solutions for the retail industry. GeePS enables retailers to deliver highly personalized messages to customers in a store's vicinity (e.g. in-store promotions), to accept in-store payments from customers, and to provide customers with directions to the closest store location.

Employees
---------

     We presently have ten (10) full time employees, inclusive of our executive officers; none of whom are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Competition
-----------

     We are aware of one major entity that competes against us. This competitor has a similar operating history, significantly greater financial and marketing resources than we have. This competitor is able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. There can be no assurance that we will be able to compete successfully against this or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
         -----------------------------------------------------------

The following is a discussion of the financial condition and results of operation of the company as of the date of this registration statement. The following discussion contains forward-looking statements that involve risks and uncertainties, and actual events could differ materially from those anticipated events as a result of a number of factors, including various risks and uncertainties involved in financing and implementing our business plan. This discussion and analysis should be read in conjunction with our audited and interim financial statements including the notes thereto, which are included elsewhere in this form 10-SB.

Overview
--------

     We presently provide limited telecommunications-related consulting services to retailers and other businesses. Subject to obtaining substantial capital, we intend to provide a complete line of telecommunication services, including shared frame relay, Very Small Aperture Terminal ("VSAT"), and information technology consulting services, to clients in a variety of industries. We have temporarily curtailed our consulting operations in order to focus on network development to support our complete line of telecommunication services. Similar to other companies in the rapidly evolving technology industry, our prospects must be considered in light of the risks frequently encountered. To address these risks, we must, among other things, successfully continue to develop and execute our business and marketing plan, continue to expand and otherwise improve our product offerings, and further develop our operating infrastructure. We can provide no assurances that we will be successful in addressing the risks we face, and the failure to do so could prevent us from meeting our business goals.

     We incurred net operating losses in each period since our inception; and, we expect to incur additional losses for the foreseeable future, primarily as a result of our deploying the network, building the corporate infrastructure necessary for continued product development and enhancement, for increased sales and marketing efforts and for research activities. As of September 30, 2000, we had an accumulated deficit of approximately $2,456,000.

     We believe that our success depends, in large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology infrastructures and continue product research and development.

     The market for our products and solutions is in the early stages of development and is characterized by rapid technological change, evolving industry standards, changes in end-user requirements, intense competition by more established industry participants and frequent new product introductions and enhancements. As is typical in the case of new and rapidly emerging technologies, demand and market acceptance are subject to a high level of uncertainty. Broad acceptance of our products by customers and end-users is critical to our success and ability to generate revenues.

     For the nine month operating period ended September 30, 2000, we have generated limited consulting revenues as we have devoted our efforts primarily to developing our products, implementing our business strategy and raising working capital through equity financing. Our revenues will be primarily dependent upon our ability to market our telecommunication products. Our priorities for the next 12 months of operations are:

  1. Continue to market and advertise our products to attract customers;

  2. Gain acceptance from the retailer and mall developer communities.

  3.   Introduce new products and associated technologies;

  4. Attract and recruit the staff necessary to build out and manage the network;

  5.   Develop further strategic relationships.


RESULTS OF OPERATIONS
---------------------

Nine Months Ended September 30, 2000 Compared with Nine Months Ended September 30, 1999
--------------------------------------------------------------------

Net sales for the nine months ended September 30, 2000 were $181,200 as compared to net sales for the nine months ended September 30, 1999 of $686,615. The decrease in net sales for the nine months ended September 30, 2000 as compared to the nine months ended September 30, 1999 was due to the fact that we scaled down our consulting engagements in order to concentrate on developing our products, and implementing our business strategy.

Cost of revenues, which consists primarily of salary and wages of our consultants, was $131,178 for the nine months ended September 30, 2000 as compared to $441,579 for the nine months ended September 30, 1999. The decrease was primarily attributable to the fact that we scaled down our consulting engagements. Accordingly, we allocated less salary and wage expense to cost of revenues in the current period as compared to the prior period.

Network development costs, which consist principally of salary and wages was $155,250 for the nine months ended September 30, 2000 as compared to $ -0- for the nine months ended September 30, 1999. We will continue to incur network development costs as we develop our network.

Selling, general and administrative expenses, which include salary and wages, rent, consulting fees, professional fees, contract labor, travel and entertainment, insurance and other expenses, were $1,393,874 for the nine months ended September 30, 2000 as compared to $656,889 for the nine months ended September 30, 1999. The increase primarily attributable to the following:

Salary and wages were $351,675 for the nine months ended September 30, 2000 as compared to $140,000 for the nine months ended September 30, 1999. The increase was primarily attributable to the hiring a director of marketing and the addition of personnel due to the expansion of our corporate infrastructure.

Legal and accounting fees were $49,846 for the nine months ended September 30, 2000 as compared to $22,600 for the nine months ended September 30, 1999. The increase is attributable to the fact that we incurred additional legal and accounting fees in connection with the filing of our registration statement on Form 10-SB.

Consulting fees were $629,125 for the nine months ended September 30, 2000 as compared to $ -0- for the nine months ended September 30, 1999. The increase is primarily attributable to the issuance of common stock to various consultants for financial advisory services.

Rent expense was $50,446 for the nine months ended September 30, 2000 as compared to $20,773 for the nine months ended September 30, 1999. The increase is primarily attributable to the leasing of a corporate apartment that is used extensively by our personnel who need to travel to our New York office. We believe that this apartment provides us with significant savings as compared to lodging at area hotels.

Interest expense was $110,338 for the nine months ended September 30, 2000 as compared to $1,855 for the nine months ended September 30, 1999. The increase was directly attributable to the recording of $100,000 of interest expense in connection with the beneficial conversion feature of our convertible debentures.

There was no provision for federal or state income taxes for the period from our inception due to our operating losses. As of September 30, 2000, we had net operating loss carry forward for income tax purposes of approximately $300,000. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets.

As a result of the foregoing factors, we incurred losses of approximately $1,609,000 or ($.15) per share for the nine months ended September 30, 2000 as compared to a loss of approximately $414,000 or ($.04) per share for the nine months ended September 30, 1999.


FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 1998
-----------------------------------------------------------------

We had limited operations during fiscal 1998. Therefore, the financial results for fiscal year ending December 31, 1998 reflect no revenue and operating expense amounting to $11,704. Revenue for the year ended December 31, 1999 was $848,304 and was attributable to consulting engagements.

Liquidity and Capital Resources
-------------------------------

At September 30, 2000, we had stockholders' equity of $26,203. Since our inception, we have incurred losses of approximately $2,456,000. Our operations have been funded by the sale of common stock, with net proceeds of approximately $882,000 and loans from third parties and officers. These funds were used for working capital and capital expenditures.

We have no other material commitments for capital expenditures, although our business model depends on substantial capital expenditures all of which will be leased. We have a significant working capital deficiency and have incurred operating losses since inception. We require substantial additional financing to bring our accounts current, fund projected operating losses, and complete the development of our network service. Ultimately, we will need to meet our projected revenue goals, and successfully attain profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on the successful completion of a pending financing, which is a best efforts deal. A key element of our strategy is to continue to expand our sales force and to evaluate opportunities to expand through acquisition of companies engaged in similar and related complementary businesses.
Any acquisition may require additional capital, although there can be no assurances that any acquisition will be completed. Also, we believe that additional funding will be necessary to expand our market share.

Net cash used in operations for the nine months ended September 30, 2000 was $457,137 as compared to $87,458 for the nine months ended September 30, 1999. The difference is primarily attributable to the loss from operations in 2000, mitigated by non-cash charges for common stock issued for services of $479,125, a reserve for proposed contract settlement of $150,000, and a non-cash interest charge of $100,000

Net cash used in investing activities for the nine months ended September 30, 2000 was $26,175 as compared to net cash used in investing activities of $62,186 for the nine months ended September 30, 1999. This difference was attributable to the fact that during fiscal 2000, we incurred cash outlays amounting to $23,025 to purchase property and equipment as compared to $42,941 for the nine months ended September 30, 1999. During the nine months ended September 30, 2000, we purchased property and equipment amounting to $50,844 under capital leases as part of our corporate expansion. No cash outlay was necessary for the purchase of this equipment. Additionally, during the nine months ended September 30, 2000, we incurred cash outlays amounting to $3,150 in connection with a security deposit on our operating leases as compared to $21,765 for the nine months ended September 30, 1999.

Net cash provided by financing activities for the nine months ended September 30, 2000 was $954,372 as compared to net cash provided by financing activities of $158,000 for the nine months ended September 30, 1999. The difference was attributable from sale of common stock during fiscal 2000 with net proceeds amounting to $882,329.


Recent Accounting Pronouncements
--------------------------------

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The company expects no immediate impact from SFAS No. 133, as it currently has no derivatives.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.


ITEM 3.  DESCRIPTION OF PROPERTIES
         -------------------------

Our principal executive and administrative offices are located in space which is owned by Shahid Quraeshi, our President and Chief Executive Officer and is located in Wellington, Florida, near Palm Beach. We are not presently incurring any rent expenses associated with this space, but are paying the direct expenses (e.g. telephone) associated with this space. We anticipate relocating from this space to a leased space, which would also be in Wellington, Florida by January 1, 2001.

Additionally, our network operational control center is located in leased premises in Holbrook, New York, on Long Island. The administrative offices occupy 3,500 square feet at 4250 Veterans Memorial Highway, Suite 160, Holbrook, New York which we rent for $3,518 per month. We anticipate that this space is sufficient to meet our needs for the foreseeable future. We also presently rent a 1,100 square foot apartment in Holbrook,

New York, located near the Holbrook center for a monthly rent of $1,575. We maintain this apartment for the use of our employees and executives who are based elsewhere but who periodically need to work from the Holbrook center.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT
         ----------------------------------------

The following tables set forth certain information regarding the beneficial ownership of the Company's common stock as of October 31, 2000 by (i) each person (or group of affiliated persons who, to our knowledge, is the beneficial owner of five percent or more of our outstanding common stock, (ii) each of our directors and each named executive officer and (iii) all of our directors and executive officers as a group. Except as otherwise noted, we believe that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them.

Table 1.  Security Ownership of Certain Beneficial Owners
---------------------------------------------------------


    (1)                (2)                          (3)               (4)
                 NAME AND ADDRESS            AMOUNT AND NATURE     PERCENT OF
TITLE OF CLASS   OF BENEFICIAL OWNER         OF BENEFICIAL OWNER   CLASS
--------------   -------------------         -------------------   ----------

Common Stock     Shahid Quraeshi                  4,914,813         43.86%
                 14466 Laurel Trail
                 Wellington, Florida 33414

Common Stock     Edward E. Minyard,               1,562,500         13.94%
                 86 Elderwood Drive
                 St. James, New York  11780

Common Stock     Juan G. Godoy                    1,062,500          9.48%
                 13 Welwyn Road
                 Apartment 3C
                 Great Neck, New York 11021

Common Stock     Toomani Quraeshi (1)             1,000,000          8.92%
                 1643 Flagler Parkway
                 West Palm Beach, Florida 3341


(1) Toomani Quraeshi is Shahid Quraeshi's wife. They have been separated for more than 3 years. Shahid Quraeshi does not beneficially own any of these shares.

Table 2.  Security Ownership of Management
------------------------------------------


    (1)                (2)                          (3)               (4)
                 NAME AND ADDRESS            AMOUNT AND NATURE     PERCENT OF
TITLE OF CLASS   OF BENEFICIAL OWNER         OF BENEFICIAL OWNER   CLASS
--------------   -------------------         -------------------   ----------

Common Stock     Shahid Quraeshi                 4,914,813           43.86%
                 14466 Laurel Trail
                 Wellington, Florida  33414

Common Stock     Edward E. Minyard,              1,562,500           13.94%
                 86 Elderwood Drive
                 St. James, New York  11780

Common Stock     Samina Shepard                    125,000            1.12%
                 333 Aragon Road
                 Coral Gables, Florida  33134

Common Stock     All Directors and Executive
                 Officers as a group             6,602,313           58.92%



ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
         --------------------------------------------------

     The following table sets forth certain information as of the date of this Form 10-SB with respect to our directors and executive officers. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds such position until the next annual meeting of our shareholders and until his respective successor has been elected and qualifies. Any of our directors may be removed with or without cause at any time by the vote of the holders of not less than a majority of our then outstanding Common Stock. Other than as otherwise provided in an employment agreement, our Board of Directors elects our officers annually. Our Board of Directors may remove any of our officers with or without cause at any time, although, in such event, we may incur certain liabilities under an applicable employment agreement.


Name and Address                Age     Positions with the Company
----------------                ---     --------------------------

Shahid Quraeshi                 52      President, Chief Executive
14466 Laurel Trail                      Officer and Director
Wellington, Florida  33414

Samina Shepard                  56      Director
333 Aragon Avenue
Coral Gables, FL 33134

Edward E. Minyard               48      Executive Vice President, Chief
86 Elderwood Drive                      Operating Officer and Director
St. James, New York  11780

Steve Kirkvilet                 51      Vice President Engineering
15363 Parker Street
Omaha, Nebraska  68154

Edward Learned                  45      Director of Marketing
7105 Perry Place North
Brooklyn Center, MN  55429



Shahid Quraeshi has held his positions with us since inception. Prior thereto and from 1994, Mr. Quraeshi was the Chief Executive officer of Crown Capital Advisors, Inc., a consulting firm. Mr. Quraeshi is a senior financial executive with diversified experience in the Big Six and retail environments. From 1987 to 1994 Mr. Quraeshi was the Corporate Vice President, Controller and a member of the Operating Committee of Melville Corporation, a $10.5 billion specialty retailer that operated more than 8,000 stores that spanned the drug stores, apparel, footwear, toys and household furnishing segments of the industry. Mr. Quraeshi was a member of Melville's M.I.S. Steering Committee and led the development and implementation of Melnet, the company's satellite communications system that facilitated communications between Melville's headquarters and their nationwide store operations.
Mr. Quraeshi is a Fellow of the Institute of Chartered Accountants in England and Wales (F.C.A.).

Edward E. Minyard has held his present positions with us since February 1999. Mr. Minyard has been the Chief Executive Officer of CS&T since its founding in July 1996. Prior thereto and from 1995 Mr. Minyard was Vice President of Telecommunications of Arrow Electronics, Inc. From 1991 to 1995, Mr. Minyard was Director, Telecommunications Strategy of Melville Corporation. Mr. Minyard has been involved in the field of telecommunications for more than twenty years. He has developed expertise in many aspects of that industry and has designed and operated networks serving a variety of industries.

Samina Shepard has been one of our directors since November 1998. Since 1998 she has served as the Henry R. Luce Professor in Family and Community at the University of Miami. From 1994 through her appointment, she served as the Director of Design at the National Endowment for the Arts. Ms. Shepard is an award-winning artist, designer and author. Samina Shepard is Shahid Quraeshi's sister.

Steve Kirkvilet started with CS&T Consulting in September 1996 as a consultant and he now serves as our Vice President of Engineering. Mr. Kirkvilet is a Novell Certified Netware Engineer, and has been in the field of Information Technology for over twenty-five years. From January 1994 through September 1996 he served as LAN/WAN administrator for Commercial Federal Bank. His experience has included network design, network management and network operation for CitiCorp, First Data Resources, Inc. and Radisson Hotels International.

Edward Learned has served as our Director of Marketing since April 2000. He has over twenty years experience in all facets of retail information systems from both an internal and vendor perspective, including network technology and customer interaction. From 1995 until joining us he served in various positions at Harmonic Systems including being the Group Product Manager - Network Products.

ITEM 6.  EXECUTIVE COMPENSATION
         ----------------------

The following table sets forth the compensation received by officers.

Summary Compensation Table

----------------------------------------------------------------------------------------------------------------------
                                                                     Long Term Compensation
----------------------------------------------------------------------------------------------------------------------
                                     Annual Compensation                    Awards               Payout
----------------------------------------------------------------------------------------------------------------------
     (a)                        (b)   (c)       (d)        (e)             (f)         (g)          (h)      (i)
                                                                       Restricted
                                                          Other           Stock     Securities
Name and Principal                   Salary    Bonus     Annual           Awards    Underlying     LTIP   All Other
Position                       Year    ($)      ($)    Compensation        ($)        Options     Payout  Compensation
----------------------------------------------------------------------------------------------------------------------

Shahid Quraeshi, Pres./CEO     1999    -0-      -0-         -0-            -0-          -0-         -0-        -0-
                               1998    -0-      -0-         -0-            -0-          -0-         -0-        -0-

Edward E. Minyard, EVP, COO    1999   183,000   -0-         -0-            -0-          -0-         -0-        -0-
                               1998   190,000   -0-         -0-            -0-          -0-         -0-        -0-

Juan G. Godoy, VP of           1999   156,000   -0-         -0-            -0-          -0-         -0-        -0-
 Operations                    1998   165,234   -0-         -0-            -0-          -0-         -0-        -0-

Steve Kerkvilet, VP of         1999   100,000   -0-         -0-            -0-          -0-         -0-        -0-
Engineering                    1998    96,387   -0-         -0-            -0-          -0-         -0-        -0-



     Shahid Quraeshi has not received any compensation from us, although the Board of Directors has set his compensation at $240,000 annually on a going forward basis starting February, 2000. Since that time we have been accruing $20,000 per month as an unpaid expense for his salary. For the nine months ended September 30, 2000, Mr. Quaraeshi has received $60,000 cash compensation towards his salary.

     Mr. Minyard has entered into an Employment Agreement with us pursuant to which he will serve as the Executive Vice President and Chief Operating Officer of the Company and President of CS&T until December 31, 2002. Mr. Minyard will receive an annual salary of $200,000, a term life insurance policy in the amount of $3 million and such other benefits as are made available to executives of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------

     In November 1998, seven individuals purchased 7,164,812 shares (as adjusted for subsequent stock splits) of our Common Stock for $90,000 using Union Trust Mortgage Corporation as a conduit for the transaction. In connection with the purchase, we transferred the purchase price and certain assets to our former wholly owned subsidiary, which was not acquired in the transaction.

     In February 1999, we sold an aggregate of 62,500 shares of Common Stock at $0.08 per share to Mr. Minyard, our Executive Vice President and Chief Operating Officer and 62,500 shares of Common Stock to Mr. Godoy, our former Vice President of Operations.

     Effective January 1999, we acquired all of the outstanding equity securities of CS&T for 2,500,000 shares (as adjusted for subsequent stock splits) of our Common Stock. Of this amount, 1,500,000 shares were delivered to Mr. Minyard and 1,000,000 to Mr. Godoy.


ITEM 8.  DESCRIPTION OF SECURITIES
         -------------------------

General
-------

     Set forth below is a description of the material terms and provisions of our capital stock, which should be read in conjunction with our Certificate of Incorporation, as amended, (the "Certificate of Incorporation"), and our By-Laws (the "By-Laws"), both of which will be provided to prospective investors upon request at no charge. In June 2000 we effected a split of our Common Stock by which each outstanding share was split into two and one-half shares of Common Stock. All share numbers reported in this Form 10SB have been adjusted for this split.

Common Stock
------------

     Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $0.001 par value per share. At October 31, 2000, there were 11,205,084 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote at all meetings of stockholders for each share held by them with respect to all matters upon which they have a right to vote. Shares of Common Stock have no preemptive rights and have no other rights to subscribe for additional shares, nor do the shares of Common Stock have any conversion rights or rights of redemption. All shares of Common Stock will participate equally in dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor, and in net assets upon liquidation, subject to the rights of holders of preferred stock, if any. All shares of Common Stock currently outstanding are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock
---------------

     Our Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock, $0.001 par value per share, none of which are issued and outstanding. The Board of Directors and without further action by our stockholders, has the authority to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. An issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of our Common Stock.


TRANSFER AGENT
--------------

     Transfer Agent. Our transfer agent is Florida Atlantic Stock Transfer, Inc. They are located at 5701 North Pine Island Road,
Tamarac, Florida 33321


                           PART II
                           -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON AND OTHER STOCKHOLDER MATTERS
         ------------------------------------------------------------

Our Common Stock began trading in the over-the-counter market during September 1998 and we obtained the trading symbol "SGNE" on November 20, 1998. Quotations were obtained from the NASD Bulletin Board and reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. We do not believe that a meaningful market has existed in our Common Stock through the date hereof.

On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board, which affect us. The principal changes include: (i) a rule that only those companies that report their current financial information to the SEC, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. On April 6, 2000, the Company's common stock was automatically removed from the OTC Bulletin Board for failure to file this Form 10-SB and become a fully reporting company. Accordingly, since that date our common stock has traded on the "pink sheets." This Registration Statement is being filed on Form 10-SB with the SEC to register our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, to comply with the above-stated rule change. In the event this proposed Registration Statement is not declared effective, our securities would not be eligible for continued quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in our Common Stock.


PRICE RANGE OF COMMON STOCK
---------------------------

In November of 1998, the Company obtained the symbol, "SGNE" and application was made for trading on the NASD OTC Bulletin Board system. The first active trading in the shares of the Company began in September of 1998. The following table sets forth for the periods indicating the high and low closing prices of the Company's common stock from that date, as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                             COMMON STOCK
                             ------------

QUARTER                2000 TRADE       1999 TRADE       1998 TRADE
                         HIGH             HIGH             HIGH
                         LOW              LOW              LOW
1st Quarter             $2.75            $2.20             N/A
                        $.404            $1.20

2nd Quarter             $7.20            $1.65             N/A
                        $4.40            $1.65

3rd Quarter             $5.00            $1.70            N/A
                        $3.00            $1.70

4th Quarter                              $.60            $2.10
                                         $.50            $1.50



All quotations above reflect our five for two (5:2) stock split which was completed in the second quarter of 2000.

NO DIVIDENDS ANTICIPATED TO BE PAID
-----------------------------------

     We have never paid any cash dividends on our Common Stock and do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by our Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to Common Stockholders.


ITEM 2.	LEGAL PROCEEDINGS
        -----------------

     We are not, and none of our subsidiaries is a party to any pending or threatened legal proceedings to which any of our or their property is the subject. Also, to our knowledge, there are no proceedings contemplated by any governmental authorities against us or any or our subsidiaries.


ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
        AND FINANCIAL DISCLOSURE
        -----------------------------------------------------------

     Schneider & Associates, LLP is our independent auditor at the present time. We have no disagreements with the reports issued by their auditors.


ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES
        ---------------------------------------

In April 1998, we issued 187,500 shares to our founders for $.001 per share.

From June 1998 to October 1998, we raised $26,000 from the sale of 65,000 shares at $.40 per share and $82,688 from the sale of 82,688 shares at $1.00 per share in two private placements.

In November 1998, we issued 7,164,812 shares to an investor group for $90,000 or $.01 per share. Members of the investor group also succeeded to the board of directors and senior management positions.

In January 1999, we issued 2,500,000 shares, valued at $.08 per share, to acquire CS&T.

In February 1999, Company officers purchased 125,000 shares for
$10,000 or $.08 per share.

During May 2000, we declared a 5-for-2 stock split on our common shares. All share amount described above reflect the post split number of shares issued.

From May 2000 to September 2000, we sold 659,334 shares of common stock at $1.50 per share for net proceeds of $882,000 pursuant to Rule 504 of Regulation D.

In July 2000, the Company sold 150,000 shares of common stock to another consultant for $.01 per share. The difference between the fair value per share and the purchase price resulted in a charge to consulting expense of $223,500. The consultant is also entitled to receive a success fee of 100,000 shares of common stock for introducing to the Company investors who participated in the private placement. The shares have not yet been issued.

In August 2000, the Company issued 100,000 shares to a former vendor for $.01 per share in satisfaction of a $150,000 accrued liability for services previously rendered.

During fiscal 2000, the Company issued 170,750 shares of common stock valued at an aggregate of $256,125 to a consultant for services rendered. The Company also recorded a $150,000 increase in additional paid-in capital to reflect a proposed settlement offer to the consultant (see Note 8).


ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
        -----------------------------------------

     We will, to the fullest extent permitted by Section 145 of the DGCL, indemnify our executive officers and directors. Section 145 empowers a Delaware corporation to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative) other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of any other corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under a corporation's by-laws, by agreement, vote, or otherwise.

     Insofar as indemnification arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                          PART F/S
                          --------

     Our financial statements for the fiscal year ended December 31, 1999 and the nine month period ended September 30, 2000 have been examined to the extent indicated in the reports by the firm of Schneider & Associates, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation SB as promulgated by the SEC and are included herein.


                         PART III
                         --------

ITEMS 1 AND 2.	INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT No.     EXHIBIT NAME
-----------     ------------

2(i)            Certificate of Incorporation of Diversified
                American Holdings, Inc.

2(i)(1)         Certificate of Amendment of Certificate of
                Incorporation of StrategiNet, Inc.

2(ii)           Bylaws of StrategiNet, Inc.

6(i) Employment Agreement entered January 15, 1998 between StrategiNet and Mr. Edward Minyard.


Index to Financial Statements

DESCRIPTION                                             PAGE
-----------                                             ----

Independent Auditors' Report                            F-1

Financial Statements:

        Consolidated Balance sheets                     F-2

        Consolidated Statement of operations            F-3

        Consolidated Statements of stockholders'
        equity (deficit)                                F-4

        Consolidated Statements of cash flows           F-5

Notes to Consolidated Financial Statements              F-7

                         SIGNATURES
                         ----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   StrategiNet, Inc.


                                   By:___/s/Shahid Quraeshi_________
                                      Shahid Quraeshi, President and
                                      CEO

Date:    December 20, 2000

                  REPORT OF INDEPENDENT AUDITORS
                  ------------------------------


To Stockholders and the Board of Directors
Strateginet, Inc.

We have audited the accompanying consolidated balance sheet of Strateginet, Inc. and its subsidiary as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from April 27, 1998 (date of incorporation) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strateginet, Inc. and its subsidiary as of December 31, 1999, and the consolidated results of its operations and its cash flows for the period from April 27, 1998 (date of incorporation) to December 31, 1998 and the year ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






                   Schneider & Associates LLP


Jericho, New York
June 16, 2000

                STRATEGINET, INC. AND ITS SUBSIDIARY
                   CONSOLIDATED BALANCE SHEETS

                                                 December 31,    September 30,
                                                    1999              2000
                                                 ------------    -------------
                                                                  (unaudited)

ASSETS

Current assets
   Cash and cash equivalents                     $      4,923    $     475,983
   Accounts receivable                                112,890            --
   Other current assets                                   437            6,152
                                                 ------------    -------------
      Total current assets                            118,250          482,135

Furniture and equipment - net                          57,684          109,067

Other assets                                           21,765           24,915
                                                 ------------    -------------
Total assets                                     $    197,699    $     616,117
                                                 ============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES

Current liabilities
   Accrued compensation                          $     16,100    $     249,227
   Accounts payable and other accrued expenses        178,533           97,491
   Loans payable   - related parties                  223,727            7,690
                   - other                               --             96,350
   9% convertible subordinated debentures
     - related parties                                   --            100,000
   Current portion of capital lease obligations          --             11,023
                                                 ------------    -------------
      Total current liabilities                       418,360          561,781

Capital lease obligations, less current portion          --             28,133
                                                 ------------    -------------
      Total liabilities                               418,360          589,914
                                                 ------------    -------------
Commitments and contingencies - see notes

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $.001 par value;
     10,000,000 shares authorized, none
     issued                                              --               --
   Common stock, $.001 par value;
     100,000,000 shares authorized;
     10,125,000 and 11,205,084 shares
     issued and outstanding, respectively              10,125           11,205
   Additional paid-in capital                         615,836        2,474,060
   Accumulated deficit                               (846,622)      (2,456,062)
   Stock subscriptions receivable                        --             (3,000)
                                                 ------------    -------------
      Total stockholders' equity (deficit)           (220,661)          26,203
                                                 ------------    -------------
Total liabilities and stockholders'
   equity (deficit)                              $    197,699    $     616,117
                                                 ============    =============

                See notes to consolidated financial statements.

                   STRATEGINET, INC. AND ITS SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE PERIODS INDICATED

                              April 27, 1998                                         Nine months
                       (date of incorporation) to         Year ended              ended September 30,
                            December 31, 1998          December 31, 1999        1999              2000
                            -----------------          -----------------     ----------        -----------
                                                                                     (Unaudited)

Consulting revenues             $       --             $   848,304           $   686,615       $   181,200
                                ----------             -----------           -----------       -----------
Costs and expenses
  Cost of revenues                      --                 612,493               441,579           131,178
  Network development costs             --                      --                    --           155,250
  Selling, general and
   administrative expenses          11,704                 725,483               656,889         1,393,874
  Goodwill amortization
   and impairment charge                --                 150,000                    --                --
  Interest                              --                   7,512                 1,855           110,338
                                ----------             -----------           -----------       -----------
  Total expenses                    11,704               1,495,488             1,100,323         1,790,640
                                ----------             -----------           -----------       -----------
Net loss                        $  (11,704)            $  (647,184)          $  (413,708)      $(1,609,440)
                                ==========             ===========           ===========       ===========
Net loss per share -
  basic and diluted               $(0.01)                 $(0.07)              $(0.04)           $(0.15)
                                  ======                  ======               ======            ======
Weighted average
  shares outstanding            1,834,379               9,864,726            9,777,015         10,552,191
                                =========               =========            =========         ==========






                See notes to consolidated financial statements.

                  STRATEGINET, INC. AND ITS SUBSIDIARY
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM APRIL 27, 1998 (DATE OF INCORPORATION)
                        TO SEPTEMBER 30, 2000


                                                                         Additional                      Stock
                                                         Common Stock      Paid-In      Accumulated      Subscriptions
                                              Shares        Amount         Capital        Deficit        Receivable        Total
                                             -------     ------------    -----------    -----------      -------------  -----------
Issuance of founders' shares                   187,500      $   188      $       562    $         --     $      --      $       750
Private placements of common stock             147,688          148          108,540              --            --          108,688
Distribution to stockholders                        --           --               --        (187,734)           --         (187,734)
Sale of common stock                         7,164,812        7,164           82,836              --            --           90,000
Net loss for the period                             --           --               --         (11,704)           --          (11,704)
Balances at December 31, 1998                7,500,000        7,500          191,938        (199,438)           --            --

Shares issued to acquire CS&T, Inc.          2,500,000        2,500          198,023              --            --          200,523
Sale of common stock                           125,000          125            9,875              --            --           10,000
Shares transferred for services                     --           --           16,000              --            --           16,000
Services contributed by CEO/stockholder             --           --          200,000              --            --          200,000
Net loss for the year                               --           --               --        (647,184)           --         (647,184)
Balances at December 31, 1999               10,125,000       10,125          615,836        (846,622)           --         (220,661)

Contribution of related party loans to
  capital (unaudited)                               --           --           95,850              --            --           95,850
Shares issued for services (unaudited)         320,750          321          480,804              --        (2,000)         479,125
Beneficial conversion feature of
  convertible debentures (unaudited)                --           --          100,000              --            --          100,000
Private placement of common stock, net
  of offering costs of $106,670
  (unaudited)                                  659,334          659          881,670              --            --          882,329
Shares issued for debt (unaudited)             100,000          100          149,900              --        (1,000)         149,000
Reserve for proposed contract
  settlement (unaudited)                            --           --          150,000              --            --          150,000
Net loss for the period (unaudited)                 --           --               --      (1,609,440)           --       (1,609,440)
Balances at September 30, 2000
  (unaudited)                               11,205,084       11,205       $2,474,060     $(2,456,062)      $(3,000)     $    26,203



	See notes to consolidated financial statements.

                    STRATEGINET, INC. AND ITS SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE PERIODS INDICATED

                                        April 27, 1998                                         Nine months
                                 (date of incorporation) to         Year ended              ended September 30,
                                      December 31, 1998          December 31, 1999        1999              2000
                                      -----------------          -----------------     ----------        -----------
                                                                                                (Unaudited)

Cash flows from operating
activities
  Net loss                                  $    (11,704)             $   (647,184)      $  (413,708)      $(1,609,440)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
  Depreciation and amortization                       --                    10,506             7,600            14,918
  Goodwill amortization and
   impairment charge                                  --                   150,000                --                --
  Common stock issued for
   services                                           --                        --                --           479,125
  Reserve for proposed contract
   settlement                                         --                        --                --           150,000
  Noncash interest charges related
   to beneficial conversion feature                   --                        --                --           100,000
  Stock-based compensation                            --                    16,000            16,000                --
  Contribution of services by
   CEO/stockholder                                    --                   200,000           140,000                --
Increase (decrease) in cash
attributable to changes in assets
and liabilities:
  Accounts receivable                                 --                   105,739            79,103           112,890
  Other current assets                                --                     1,063           (13,500)           (5,715)
  Accrued compensation                                --                    16,100            16,100           233,127
  Accounts payable and other
   accrued expenses                                   --                   (18,842)           80,947            67,958
                                             -----------              ------------       -----------       -----------
Net cash used in operating activities            (11,704)                 (166,618)          (87,458)         (457,137)
                                             -----------              ------------       -----------       -----------
Cash flows from investing activities
  Cash received in acquisition                        --                     2,520             2,520                --
  Purchase of furniture and
   equipment                                          --                   (42,941)          (42,941)          (23,025)
  Increase in other assets                       (97,736)                  (21,765)          (21,765)           (3,150)
                                             -----------              ------------       -----------       -----------
Net cash used in investing activities            (97,736)                  (62,186)          (62,186)          (26,175)
                                             -----------              ------------       -----------       -----------


                                                                                                           (continued)

           	See notes to consolidated financial statements.

                    STRATEGINET, INC. AND ITS SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE PERIODS INDICATED

                                        April 27, 1998                                         Nine months
                                 (date of incorporation) to         Year ended              ended September 30,
                                      December 31, 1998          December 31, 1999          1999              2000
                                      -----------------          -----------------      -----------        -----------
                                                                                               (Unaudited)

Cash flows from financing activities
  Net proceeds from sale of
   common stock                                 199,440                     10,000            10,000           882,329
  Principal repayments of capital
   lease obligations                                 --                         --                --            (4,120)
  Proceeds from loans payable -
   related parties                                   --                    230,727           148,000            50,000
  Principal repayments of loans
   payable- related parties                          --                     (7,000)               --          (170,187)
  Proceeds from issuance of 9%
   convertible subordinated
   debentures - related parties                      --                         --                --           100,000
  Proceeds from loan payable -
   other                                             --                         --                --            96,350
  Distribution to stockholders                  (90,000)                        --                --                --
                                            -----------               ------------       -----------       -----------
Net cash provided by financing
Activities                                      109,440                    233,727           158,000           954,372
                                            -----------               ------------       -----------       -----------
Net increase in cash and cash
equivalents                                          --                      4,923             8,356           471,060

Cash at beginning of period                          --                         --                --             4,923
                                            -----------               ------------       -----------       -----------
Cash and cash equivalents
at end of period                            $        --               $     4,923        $     8,356       $   475,983
                                            ===========               ===========        ===========       ===========




          	See notes to consolidated financial statements.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


NOTE 1 - BUSINESS OF THE COMPANY

Strateginet, Inc. (the "Company"), formerly Diversified American Holdings, Inc., was incorporated in April 1998 under the laws of the state of Delaware to develop and operate a restaurant franchise business. In November 1998, concurrent with a change of control, the Company transferred the restaurant assets to former management through a stockholder distribution and changed its name to its present form. In January 1999, the Company acquired CS&T Consulting, Inc. ("CS&T") in a stock-for-stock exchange. CS&T is a New York corporation that provides telecommunications consulting services to clients in a variety of industries. CS&T acquired the consulting business just prior to the acquisition pursuant to a merger with Communication Solutions & Technologies, LLC, a limited liability company owned by CS&T stockholders.

The Company has also entered into an arrangement with AT&T to re-market under the brand name StrategiPort an end-to-end private datacommunications network that is intended to provide competitively priced shared frame relay and other communications services. The network will initially be marketed to the retail mall trade on a subscription basis.

The Company's principal offices are located in Palm Beach, Florida and its network operations center is located in Holbrook, New York.


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

The accompanying financial statements have been presented in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has a significant working capital deficiency and has incurred operating losses since inception. The Company requires substantial additional financing to bring its accounts current, fund projected operating losses, and complete the development of its network service. Ultimately, the Company will need to meet its projected revenue goals, and successfully attain profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans with respect to these matters include obtaining additional capital through the private placement of common stock, and completing the commercial development of its network service in order to commence revenue generation in the first quarter of 2001. Management cannot provide any assurance that its plans will be successful in alleviating the Company's liquidity position and bringing the Company to the point of sustained profitability. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

Use of Estimates
----------------

Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
-----------------------

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
-----------------------

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line basis over the estimated useful lives of three to five years for equipment, and seven years for furniture.

Long-lived Assets
-----------------

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets with expected future net cash flows. If the sum of the expected net cash flows is less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the assets. Fair value would be determined based on estimated expected future discounted cash flows.

Goodwill
--------

Goodwill represents the excess of the CS&T purchase price over the fair value of net assets acquired. During 1999, the Company amortized $17,500 of goodwill using the straight-line method over an estimated life of five years. In the fourth quarter of 1999, management determined that the goodwill asset was impaired because of the projected impact on cash flow of the allocation of consulting resources to the development and marketing of private network services. Accordingly, the 1999 statement of operations reflects an impairment charge of $132,500.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


Revenue Recognition
-------------------

All of the Company's revenues are derived from its consulting business. Revenues are recognized at the time the services are provided to the customer. Based on historical experience the Company has not established an allowance for customer bad debts.

Network Development Costs
-------------------------

Network development costs are expensed as incurred and consist primarily of technical salaries and fringe benefits.

Income Taxes
------------

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amount and the tax basis of the assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Loss Per Share
------------------

Basic and diluted loss per share are computed using the weighted average number of shares outstanding. The calculation for the nine months ended September 30, 2000 does not give effect to shares issuable upon conversion of the convertible debentures because such deemed conversion would be anti-dilutive.

Financial Instruments
---------------------

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and loans payable approximate their fair values due to the short period to maturity of these instruments, or in the case of capital lease obligations, because they carry prevailing market rates.

Major Customers
---------------

The Company had sales to major customers as follows:

                   Year ended           Nine months
                  December 31,        ended September 30,
                     1999            1999            2000
                  ------------     --------        --------

Customer A         $467,948        $352,385        $136,850
Customer B          122,963           --             24,950

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


Concentration of Credit Risk
----------------------------

At December 31, 1999, 88% of accounts receivable were concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. The Company maintains its cash in bank deposit and money market accounts which may exceed federally insured limits from time to time.

New Accounting Pronouncement
----------------------------

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 137 deferred the effective date of SFAS 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect adoption of SFAS 133 to have a material effect, if any, on its financial position, results of operations, or cash flows.

Unaudited Financial Information
-------------------------------

The financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited.
In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.


NOTE 3 - ACQUISITION

Effective January 1, 1999, the Company issued 2,500,000 shares of its common stock in exchange for all of the shares of CS&T. The consideration was valued at $.08 per share, the fair value of CS&T=s net assets on the acquisition date. The transaction has been accounted for as a purchase; accordingly, the operations of CS&T are included in the Company=s financial statements from the date of acquisition.

The following summarized, unaudited pro forma information for the year ended December 31, 1998 assumes that the transaction occurred on January 1, 1998:


       Revenues                              $1,053,000

       Net income                                65,000

       Income per share - basic and diluted         .02

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


The pro forma operating results reflect estimated pro forma adjustments for income tax expense on pro forma taxable income, and an increase in the number of shares deemed to be outstanding.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

                                    December 31,    September 30,
                                        1999            2000
                                    ------------    -------------

Furniture and fixtures                $ 17,534        $ 46,377
Computer equipment and software         53,370          90,828
                                      --------        --------
                                        70,904         137,205
Less: accumulated depreciation         (13,220)        (28,138)
                                      --------        --------
                                      $ 57,684        $109,067
                                      ========        ========


Furniture and equipment includes assets purchased under capital leases during the nine months ended September 30, 2000 totaling $50,844.

Depreciation expense for the years ended December 31, 1998 and 1999, and the nine months ended September 30, 1999 and 2000 was $-0-, $10,506, $7,600, and $14,918, respectively.
Depreciation expense for the September 2000 period includes amortization expense relating to capital lease equipment totaling $2,770.


NOTE 5 - LOANS PAYABLE - RELATED PARTIES

                                             December 31,    September 30,
                                                1999             2000
                                             ------------    -------------
Non-interest bearing demand loan
from the Company's CEO/stockholder            $  75,727        $  2,690

Non-interest bearing demand loan
from the Company's COO/stockholder               18,000              --

Non-interest bearing demand loan
from the Company's former vice-president          5,000           5,000



              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)



Loan from the Company's COO/stockholder
bearing interest at 6% per annum; the loan
and accrued interest were contributed
to capital in March 2000                         45,000              --

Loan from the Company's former vice-
president bearing interest at 6% per
annum; the loan and accrued interest
were contributed to capital in March 2000        45,000              --

Loan bearing interest at 13.72% per
annum from a relative of one of the
Company's officers; repaid in full in
March 2000                                       35,000              --
                                               --------         -------
                                               $223,727         $ 7,690
                                               ========         =======


In August 2000, the Company obtained a $50,000 non-interest bearing working capital loan from one its financial consulting firms for a thirty-day period. The loan was repaid at maturity.


NOTE 6 -  LOAN PAYABLE - OTHER

During the nine months ended September 2000, the Company obtained an unsecured loan in the amount of $96,350 from a private investment company. The loan is non-interest bearing and due on demand. Subsequent to September 30, 2000, the Company extinguished the debt by the issuance of its common stock (see Note 13).


NOTE 7 -  9% CONVERTIBLE SUBORDINATED DEBENTURES-RELATED PARTIES

In May 2000, the Company issued a $50,000 convertible subordinated debenture to each of two Company consultants.
The debentures mature in one year and bear interest at 9% per annum, payable quarterly. The Company has not paid any interest on the debentures to date, and neither holder has made a demand for payment to date. The debenture principal and accrued interest are convertible at the option of the holder into shares of common stock at the lower of $.20 per share, or 65% of the average of the three lowest daily closing bid prices for the Company's common stock during the twenty-two trading days immediately preceding the holder=s notification of intent to convert. The Company has recorded a $100,000 noncash interest charge with an offset to additional paid-in capital to reflect the favorable conversion terms of the debentures. This beneficial conversion feature is calculated as the difference between the conversion price of the security and the fair market value of the common stock on the commitment date of the debentures.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)



NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating lease
---------------

The Company leases office space under a five-year non-cancelable operating lease that commenced in August 1999.
Future minimum lease payments as of December 31, 1999 are as follows:

	Year ending
	December 31,

           2000                     $  41,268
           2001                        42,919
           2002                        44,636
           2003                        46,421
           2004                        27,701
                                    ---------
                                    $ 202,945
                                    =========

Prior to occupying its current premises the Company rented office space at another New York location on a month-to-month basis. In order to reduce lodging costs, the Company is renting an apartment near its network operations center under a one-year lease at $1,575 per month. The Company also rented office space at a Florida location for part of 1999 and 2000. Rent expense for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1999 and 2000 was $-0-,$40,920, $20,773 and $50,446, respectively.

Capital leases
--------------

During the nine months ended September 30, 2000, the Company entered into agreements for the use of furniture and equipment under capital leases with original terms of 36 to 60 months.
Monthly payments range from $338 to $462 per month.

Employment Agreement
--------------------

In 1999, the Company entered into a three-year employment agreement with its COO/stockholder. The officer is entitled to receive $200,000 per year plus customary fringe benefits. At September 30, 2000, the Company owed the officer $99,877 in accrued compensation.

CEO Compensation
----------------

The Company's CEO/stockholder is being compensated at the annual rate of $240,000 under an informal arrangement. At
September 30, 2000, the Company owed the officer $102,000 in accrued compensation.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


Contract Dispute
----------------

In May 2000, the Company engaged a consultant to render various business and financial services, including assistance in raising capital. The contract between the parties provided for the payment to the consultant of certain signing fees in common stock and warrants, as well as performance-based management fees. The Company believes that the consultant misrepresented its ability to provide the services enumerated in the contract, and has withheld payment of some of the consideration. The Company has retained counsel to review its legal remedies in this matter. In order to avoid protracted litigation, however, the Company has offered the consultant 100,000 shares of its common stock to settle the dispute. The consultant has not yet responded to the settlement offer.

As of September 30, 2000, the Company had paid to the consultant a total of 170,750 shares of its common stock valued at $255,625. The Company has also recorded as a probable cost $150,000 in additional charges to reflect the estimated value of the 100,000 settlement shares. The offset to the settlement costs has been credited to additional paid-in capital. The financial statements do not reflect the value of other consideration that was issuable under terms of the contract. Any liability incurred in excess of the amounts recorded could have a material adverse impact on the Company's financial condition, operating results and cash flows.


NOTE 9 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest was $1,855 and $1,855 for the nine months ended September 30, 1999 and for the year ended
December 31, 1999, respectively.

The distribution to stockholders in fiscal 1998 included a noncash component totaling $97,736.

The following net assets of CS&T, Inc. were acquired in fiscal
1999 by the issuance of 2,500,000 shares of common stock valued at $200,523:


Value of shares issued                     $ 200,523
                                           ---------

Accounts receivable                          218,629
Other current assets                           1,500
Property and equipment - net                  25,249
Goodwill                                     150,000
Accounts payable and accrued expenses       (197,375)
                                           ---------
Net assets acquired                          198,003
                                           ---------
Cash received in acquisition               $   2,520
                                           =========

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)



During the nine months ended September 30, 1999 and the year ended December 31, 1999, the Company recorded the value of in-kind services contributed by its CEO/stockholder at $140,000 and $200,000, respectively.

During the year ended December 31, 1999, the Company recorded a $16,000 charge to reflect the value of 200,000 shares of common stock transferred from Company officers to employees for services rendered.

During the nine months ended September 30, 2000, the Company issued 320,750 shares of common stock to consultants for services valued at $479,125. The Company also recorded a $150,000 noncash charge relating to the proposed issuance of common stock to settle a consulting contract dispute.

During the nine months ended September 30, 2000, the Company issued 100,000 shares of common stock for $.01 in settlement of a $150,000 accrued liability.

Equipment costing approximately $50,844 was acquired under capital lease arrangements during the nine-month period ended
September 30, 2000.

Related party loan principal and accrued interest totaling
$95,850 was contributed to capital during the nine months ended September 30, 2000.


NOTE 10 - CAPITAL TRANSACTIONS

Recapitalization
----------------

The Company's Articles of Incorporation were amended May 31, 2000 to authorize the issuance of 110,000,000 shares, consisting of 100,000,000 shares of Common Stock $.001 par value, and 10,000,000 shares of Preferred Stock par value $.001. The voting rights, preferences and other rights of the Preferred Stock will be determined by the Board of Directors.

Common Stock
------------

In April 1998, the Company issued 187,500 shares of common stock to Company founders for approximately par value.

From June 1998 to October 1998, the Company raised $26,000
from the sale of 65,000 shares at $.40 per share, and $82,688 from the sale of 82,688 shares at $1.00 per share in two private placements.

In November 1998, the Company issued 7,164,812 shares, representing a 95% interest in the Company at the time, to an investor group for $90,000, or $.012 per share. Members of the investor group also succeeded to the board of directors and senior management positions.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


In January 1999, the Company issued 2,500,000 shares, valued at $.08 per share, to acquire CS&T.

In February 1999, Company officers purchased 125,000 shares for $10,000, or $.08 per share.

In August 2000, the Company issued 100,000 shares to a former vendor for $.01 per share in satisfaction of a $150,000 accrued liability for services previously rendered.

During the nine months ended September 30, 2000, the Company completed a private placement of 659,334 shares of common stock at $1.50 per share.

Distribution to stockholders
----------------------------

In November 1998, the Company distributed $90,000 in cash and other assets valued at $97,736, consisting primarily of restaurant franchise fees, to stockholders of record predating the purchase of shares by the private investment group. The Company also relinquished to prior management its right, title and interest in an inactive wholly-owned subsidiary, Southern Dragon, Inc., which was formed to continue operation of the restaurant business after the distribution.

Capital contributions
---------------------

In March 1999, Company officers transferred 200,000 shares owned by them to various employees for services rendered to the Company. The shares were valued at $16,000, or $.08 per share, which approximated fair value. The Company accounted for these transactions as a contribution to capital offset by a compensation charge.

During fiscal 1999, the CEO/stockholder performed services on behalf of the Company for which he will not be paid. These services have been valued at $200,000, based on the time devoted to the Company's affairs and compensation earned by other Company executives. The Company has accounted for this contribution of services as compensation expense with an offsetting increase in additional paid-in capital.

In March 2000, two of the Company's officers contributed loans and accrued interest totaling $95,850 to permanent capital.

Stock split
-----------

Effective June 20, 2000, the Company declared a 2.5 for 1 forward stock split of common stock. All references to the number of shares, per share amounts, and conversion amounts of the Company's common stock have been restated to reflect this stock split for all periods presented.

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


Shares issued for services
--------------------------

During fiscal 2000, the Company issued 170,750 shares of common stock valued at an aggregate of $256,125 to a consultant for services rendered. The Company also recorded a $150,000 increase in additional paid-in capital to reflect a proposed settlement offer to the consultant (see Note 8).

In July 2000, the Company sold 150,000 shares of common stock to another consultant for $.01 per share. The difference between the fair value per share and the purchase price resulted in a charge to consulting expense of $223,000. The consultant is also entitled to receive a success fee of 100,000 shares of common stock for introducing to the Company investors who participated in the private placement. The shares have not yet been issued.


NOTE 11 - INCOME TAXES

Total income tax expense differs from the expected tax expense at statutory rates as a result of the following:

                                                      Years ended
                                                      December 31,
                                                   1998            1999
                                                ----------      ----------

Income taxes at the federal statutory rate      $  (2,000)      $ (99,000)

State income taxes, net of effect on federal
taxes                                              (1,000)        (18,000)

Valuation allowance for federal and state
deferred taxes                                      3,000         117,000
                                                ---------       ---------
Income tax expense                              $      --       $      --
                                                =========       =========


Based on its review of available evidence, management has established valuation allowances to offset the benefits of deferred tax assets (consisting of net operating loss carryforwards) because their realization is uncertain. The valuation allowance was $120,000 at December 31, 1999.

Net operating loss carryforwards of approximately $300,000 at December 31, 1999 expire at various dates through 2019.


NOTE 12 - DEFINED CONTRIBUTION PLANS

CS&T maintains two qualified profit sharing plans. Annual contributions under these plans are at the election of management, and are computed as a percentage of participants' compensation. All employees may participate upon meeting minimum

              STRATEGINET, INC. AND ITS SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the nine months ended September 30, 1999
                 and 2000 is unaudited)


service requirements. There were no contributions for the year ended December 31, 1999 or the nine months ended
September 30, 2000.


NOTE 13 -  SUBSEQUENT EVENTS

Extinguishment of Debt
----------------------

In December 2000, the Company agreed to issue 200,000 shares of common stock in exchange for the conversion of a loan payable in the amount of $96,350. The Company expects to report an extraordinary loss from the debt extinguishment.

Financing
---------

In December 2000, the Company commenced a private placement of up to 1,000,000 shares of common stock at $2.00 per share. As of December 14, 2000, the Company had raised
$150,000 from the sale of 75,000 shares. The Company has agreed to pay a finder's fee of up to 750,000 shares of common stock and 250,000 five-year warrants at $2.00 per share, based on the amount of capital raised.

               REPORT OF INDEPENDENT AUDITORS
               ------------------------------


To the Members
Communication Solutions and Technologies, LLC

We have audited the statements of income and members' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.





Schneider & Associates LLP

Jericho, New York
March 13, 2000

          COMMUNICATION SOLUTIONS AND TECHNOLOGIES, LLC
             STATEMENT OF INCOME AND MEMBERS' EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 1998


Revenues                                            $ 1,053,527
                                                    -----------
Operating expenses
Cost of revenues                                        613,916
Selling, general and administrative expenses            340,581
                                                    -----------
   Total expenses                                       954,497
                                                    -----------

Historical net income                                    99,030
Members' deficit - January 1, 1998                      (48,507)
                                                    -----------

Members' equity - December 31, 1998                 $    50,523
                                                    ===========

Historical net income                               $    99,030
Pro forma income taxes                                   27,000
                                                    -----------

Pro forma net income                                $    72,030
                                                    ===========



               See notes to financial statements.

         COMMUNICATION SOLUTIONS AND TECHNOLOGIES, LLC
                    STATEMENT OF CASH FLOWS
              FOR THE YEAR ENDED DECEMBER 31, 1998


Cash flows from operating activities
Net income                                              $   99,030

Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization                                2,714
Changes in:
Accounts receivable                                       (131,270)
Other assets                                                (1,500)
Accounts payable and accrued expenses                       44,986
                                                        ----------

Net cash provided by operating activities                   13,960
                                                        ----------

Cash flows from investing activities
  - purchase of fixed assets                               (27,963)
                                                        ----------

Net decrease in cash                                       (14,003)

Cash at January 1, 1998                                     16,523
                                                        ----------

Cash at December 31, 1998                               $    2,520
                                                        ==========



               See notes to financial statements.

         COMMUNICATION SOLUTIONS AND TECHNOLOGIES, LLC
                NOTES TO FINANCIAL STATEMENTS



NOTE 1 -  BUSINESS OF THE COMPANY

Communication Solutions & Technologies, LLC ("LLC") is a New
York limited liability company formed in 1996 that provides telecommunications consulting services to clients in a variety of industries.


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
----------------

Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
-------------------

Consulting revenues are recognized at the time the services are provided to the customer.

Income taxes
------------

The LLC is not a taxpaying entity for federal or state income tax purposes. All income taxes, if any, are the obligations of its members. Accordingly, no income tax expense has been recorded on historical taxable income in the accompanying financial statements.

Major customers
---------------

During the year ended December 31, 1998, three customers represented 23%, 20%, and 15% of total revenues, respectively.


NOTE 3 - PRO FORMA INCOME TAXES

Pro forma net income for fiscal 1998 includes the following pro forma adjustments for federal and state income taxes which would have been provided had the LLC been a taxpaying entity:

        Federal                     $ 43,000
        State                         15,000
        Pro forma income taxes      $ 58,000

         COMMUNICATION SOLUTIONS AND TECHNOLOGIES, LLC
                NOTES TO FINANCIAL STATEMENTS



NOTE 4 - DEFINED CONTRIBUTION PLANS

The LLC maintains two qualified profit sharing plans.
Annual contributions under these plans are at the election of management, and are computed as a percentage of participants' compensation. All employees may participate upon meeting minimum service requirements. Plan contributions were $46,000 for fiscal 1998.


NOTE 5 - SUBSEQUENT EVENT

Effective January 1, 1999, the LLC was acquired by CS&T
Consulting, Inc. ("CS&T"), an inactive New York corporation owned by the LLC's members, pursuant to a merger agreement.
Also on that date, CS&T was acquired by Strateginet, Inc., an unaffiliated Delaware corporation, in an exchange of shares.